UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August 2016
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
Suite 300, 18817 Stony Plain Road
Edmonton, Alberta T5S 0C2
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three and six months ended June 30, 2016.

2.	Management’s Discussion and Analysis for the three and six months ended June 30, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Rob Butler
Name:	Rob Butler
Title:	Vice President, Finance
Date: August 2, 2016

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Expressed in thousands of Canadian Dollars)
(Unaudited)

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	June 30, 2016	December 31, 2015
Assets
Current assets
Cash	$32,726	$32,351
Accounts receivable	10,126	24,736
Unbilled revenue	11,670	17,565
Inventories	3,677	2,575
Prepaid expenses and deposits	2,359	1,682
Assets held for sale	492	180
	61,050	79,089
Plant and equipment (net of accumulated depreciation of $200,509, December 31, 2015 – $188,398)	249,464	258,752
Other assets	5,409	6,491
Deferred tax assets	13,849	15,845
Total assets	$329,772	$360,177
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$10,291	$25,034
Accrued liabilities	6,278	6,768
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	21	457
Current portion of capital lease obligation	24,331	24,114
Current portion of long term debt (note 4(a))	14,092	5,850
	55,013	62,223
Long term debt (note 4(a))	27,404	42,132
Capital lease obligation	35,042	38,329
Other long term obligations	5,282	3,567
Deferred tax liabilities	41,034	42,308
	163,775	188,559
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2016 – 31,501,827 (December 31, 2015 – 33,150,281)) (note 7(a))	261,440	275,520
Treasury shares (June 30, 2016 - 1,894,841 (December 31, 2015 - 1,256,803))(note 7(a))	(7,891)	(5,960)
Additional paid-in capital	39,660	29,527
Deficit	(127,212)	(127,469)
	165,997	171,618
Total liabilities and shareholders’ equity	$329,772	$360,177
Subsequent event (note 7(c))
See accompanying notes to interim consolidated financial statements.

NOA

Interim Consolidated Statements of Operations and
Comprehensive (Loss) Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Revenue	$24,244	$64,405	$102,757	$149,481
Project costs	8,136	31,037	33,086	62,984
Equipment costs	8,444	20,717	29,309	51,311
Depreciation	5,528	8,081	19,787	19,619
Gross profit	2,136	4,570	20,575	15,567
General and administrative expenses	6,665	5,168	13,986	13,579
Loss (gain) on disposal of plant and equipment	43	(38)	156	(25)
Gain on disposal of assets held for sale	(40)	(219)	(163)	(308)
Amortization of intangible assets	734	501	1,149	974
Operating (loss) income before the undernoted	(5,266)	(842)	5,447	1,347
Interest expense, net (note 6)	1,581	2,555	3,237	5,185
Foreign exchange gain	(38)	(21)	—	(64)
Loss on debt extinguishment	—	6	—	6
(Loss) income before income taxes	(6,809)	(3,382)	2,210	(3,780)
Income tax expense (benefit)
Current	—	(1,208)	—	910
Deferred	(1,883)	1,970	722	(42)
Net (loss) income and comprehensive (loss) income	(4,926)	(4,144)	1,488	(4,648)
Per share information
Net (loss) income - basic & diluted (note 7(b))	$(0.16)	$(0.13)	$0.05	$(0.14)

Cash dividends per share (note 7(d))	$0.02	$0.02	$0.04	$0.04
See accompanying notes to interim consolidated financial statements.

2

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Total
Balance at December 31, 2014	$290,800	$(3,685)	$19,866	$(117,402)	$189,579
Net loss	—	—	—	(4,648)	(4,648)
Exercised options	137	—	(55)	—	82
Stock-based compensation	—	28	578	—	606
Dividends	—	—	—	(1,308)	(1,308)
Share purchase program	(10,917)	—	6,275	—	(4,642)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(2,289)	—	—	(2,289)
Balance at June 30, 2015	$280,020	$(5,946)	$26,664	$(123,358)	$177,380

Balance at December 31, 2015	$275,520	$(5,960)	$29,527	$(127,469)	$171,618
Net income	—	—	—	1,488	1,488
Exercised options	41	—	(16)	—	25
Stock-based compensation	—	62	1,128	—	1,190
Dividends (note 7(d))	—	—	—	(1,231)	(1,231)
Share purchase program (note 7(c))	(14,121)	—	9,021	—	(5,100)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 7(a))	—	(1,993)	—	—	(1,993)
Balance at June 30, 2016	$261,440	$(7,891)	$39,660	$(127,212)	$165,997
See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Cash provided by (used in):
Operating activities:
Net (loss) income	$(4,926)	$(4,144)	$1,488	$(4,648)
Adjustments to reconcile to net cash from operating activities:
Depreciation	5,528	8,081	19,787	19,619
Amortization of intangible assets	734	501	1,149	974
Amortization of deferred financing costs (note 6)	244	268	356	502
Lease inducement paid on sublease	—	(38)	—	(107)
Loss (gain) on disposal of plant and equipment	43	(38)	156	(25)
Gain on disposal of assets held for sale	(40)	(219)	(163)	(308)
Loss on debt extinguishment	—	6	—	6
Stock-based compensation expense	1,760	116	2,757	351
Cash settlement of share based compensation	(1,021)	(985)	(1,021)	(1,253)
Other adjustments to cash from operating activities	24	23	49	45
Deferred income tax expense (benefit)	(1,883)	1,970	722	(42)
Net changes in non-cash working capital (note 8(b))	7,518	23,602	2,727	34,531
	7,981	29,143	28,007	49,645
Investing activities:
Purchase of plant and equipment	(1,399)	(3,681)	(5,323)	(13,529)
Additions to intangible assets	(54)	(82)	(162)	(525)
Proceeds on disposal of plant and equipment	4,516	15	4,550	101
Proceeds on disposal of assets held for sale	93	595	486	30,148
	3,156	(3,153)	(449)	16,195
Financing activities:
Repayment of Credit Facilities	(2,749)	—	(3,820)	(5,536)
Increase in Credit Facilities	7,000	—	7,000	—
Financing costs	(33)	—	(25)	—
Redemption of Series 1 Debentures	(9,927)	(1,261)	(9,927)	(1,261)
Proceeds from option exercised	25	—	25	83
Dividend payment (note 7(d))	(634)	(668)	(634)	(1,356)
Share Purchase Programs (note 7(c))	(2,929)	(2,260)	(5,100)	(4,642)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 7(a))	(1,336)	(1,103)	(1,993)	(2,289)
Repayment of capital lease obligations	(5,853)	(5,691)	(12,709)	(11,123)
	(16,436)	(10,983)	(27,183)	(26,124)
(Decrease) increase in cash	(5,299)	15,007	375	39,716
Cash, beginning of period	38,025	25,665	32,351	956
Cash, end of period	$32,726	$40,672	$32,726	$40,672
Supplemental cash flow information (note 8(a))
See accompanying notes to interim consolidated financial statements.

4

Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1) Nature of operations
North American Energy Partners Inc. ("the Company") provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
2) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP") for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2015.
The Company generally experiences a decline in revenues during the second quarter of each year due to seasonality, as weather conditions make operations in the Company’s operating regions difficult during this period. The level of activity declines when frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and has a direct effect on the Company’s activity levels.
Mining revenues during the first quarter of each year are typically highest as ground conditions are most favorable for this type of work in the Company’s operating regions while civil construction revenues during the third and fourth quarter are typically highest as weather conditions are most favorable for this type of work during these seasons. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. In addition to revenue variability, gross margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for service.
In addition to the typical revenue decline from spring break-up in the second quarter of this year, on May 3, 2016 the Company was forced to temporarily shutdown its operations in the oil sands due to a large wildfire that was threatening the region and triggered an evacuation of the town of Fort McMurray. The wildfire and related evacuation caused most oil sands producers to curtail operations or initiate a shutdown of their site and processing operations due to the approaching fire, poor air quality in the region and a focus on ensuring the safety of their workers and their displaced families. The Company's return to full summer operating activities has been limited by its customers' operational restart progress which has extended beyond the second quarter into the third quarter of this year.
3) Recent accounting pronouncements
a) Accounting pronouncements recently adopted
i) Interest - Imputation of Interest
Effective January 1, 2016, the Company adopted FASB ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30: Simplifying the Presentation of Debt Issuance Costs), and ASU No. 2015-15, Imputation of Interest (Subtopic 835-30: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability. However, for line-of-credit arrangements, entities may defer and present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. Amortization of the debt issuance costs are to be reported as interest expense. As a result of our adoption of this guidance, $0.5 million of unamortized debt issuance costs as at December 31, 2015 were reclassified from other assets and are being presented as a deduction from the carrying amount of the related debt.

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ii) Compensation - Stock Compensation
In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This accounting standard update requires that performance targets affecting vesting of stock awards which could be achieved after the requisite service period be treated as a performance condition. Currently, US GAAP does not provide specific guidance regarding treatment of performance targets that could be achieved after the service period. This standard was adopted January 1, 2016 and the adoption did not have an effect on the Company's consolidated financial statements.
b) Issued accounting pronouncements not yet adopted
i) Revenue from Contracts with Customers
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This accounting standard updates the revenue recognition to require that entities recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU provides specific steps that entities should apply to recognize revenue. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date which defers the effective date of ASU No. 2014-09 for all entities by one year, making these ASUs effective commencing January 1, 2018. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.
ii) Financial Instruments - Overall
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10: Recognition and Measurement of Financial Assets and Financial Liabilities) enhancing the reporting model for financial instruments. Under the new standard, equity investments, excluding those accounted for under the equity method or resulting in consolidation of the investee, to be measured at fair value with the changes in fair value recognized in net income. The ASU requires a qualitative assessment to identify impairments of equity investments without readily determinable fair value. The new standard also amends disclosure requirements and requires separate presentation of financial assets and liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The amendments also clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for sale securities in combination with the entity's other deferred tax assets. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.
iii) Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which improves transparency and comparability among organizations by requiring lessees to recognize a lease liability and a corresponding lease asset for substantially all lease contracts. Currently, only capital leases are recorded on the balance sheet. This update will also require the lessee to recognize a lease liability equal to the present value of the lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term for all leases longer than 12 months. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities and recognize the lease expense for such leases generally on a straight-line basis over the lease term. It also requires additional disclosures about leasing arrangements. This ASU will be effective commencing January 1, 2019, with early adoption permitted. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.
iv) Compensation - Stock Compensation
In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718: Improvements to Employee Share-Based Payment Accounting). This accounting standard simplifies several aspects of the accounting for share-based payment transactions including income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. This ASU will be effective commencing January 1, 2017, with early adoption permitted. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.

6

4) Long term debt
a) Long term debt amounts are as follows:
Current:

	June 30, 2016	December 31, 2015
Credit Facility (note 4(b))	$4,284	$5,962
Series 1 Debentures (note 4(c))	10,000	—
Less: deferred financing costs	(192)	(112)
	$14,092	$5,850
Long term:

	June 30, 2016	December 31, 2015
Credit Facility (note 4(b))	$27,468	$22,610
Series 1 Debentures (note 4(c))	—	19,927
Less: deferred financing costs	(64)	(405)
	$27,404	$42,132
b) Credit Facility

	June 30, 2016	December 31, 2015
Term Loan	$24,752	$28,572
Revolving Facility	7,000	—
Total Credit Facility	31,752	28,572
Less: current portion	(4,284)	(5,962)
	$27,468	$22,610
On July 8, 2015, the Company entered into the Sixth Amended and Restated Credit Agreement ("the Credit Facility") with the existing banking syndicate, replacing the Fifth Amended and Restated Credit Agreement (the "Previous Credit Facility").
The Credit Facility provides for borrowings of up to $100.0 million, contingent upon the value of the borrowing base as defined by the Credit Facility. This facility matures on September 30, 2018. The Credit Facility is composed of a $70.0 million revolving loan (the "Revolver") that will support borrowing and letters of credit and a $30.0 million term loan ("Term Loan") to support the redemption of the Company's unsecured Series 1 Senior Debentures.
On April 4, 2016, the Credit Facility was amended to allow for the redemption of up to $10.0 million of the March 31, 2016 outstanding principal balance of 9.125% Series 1 Debentures, on or before May 31, 2016 and increased the Company's capital lease limit from $75.0 million to $90.0 million.
The Term Loan is to be repaid based on an 84 month amortization schedule and prepaid by an annual sweep of 25% of consolidated excess cash flow as defined in the Credit Facility. There was an accelerated payment of $1.7 million required as a result of the 2015 annual sweep calculation, paid on April 29, 2016.
The Credit Facility provides a borrowing base determined by the value of account receivables, inventory, unbilled revenue and plant and equipment. Under the terms of the agreement, the Senior Leverage Ratio is to be maintained at less than 3.5:1 through December 31, 2016 and thereafter reduced to a ratio of less than 3.0:1, while the Fixed Charge Ratio is to be maintained at a ratio greater than 1.0:1. As at June 30, 2016, the Company was in compliance with the covenants.
As of June 30, 2016, there was $0.8 million in letters of credit issued under the Revolver, a $24.8 million unpaid balance for the Term Loan and a $7.0 million unpaid balance for the Revolver. The June 30, 2016 borrowing base allowed for a maximum draw of $71.0 million. At June 30, 2016, the Company’s unused borrowing availability under the Revolver was $38.4 million.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Credit Facility), plus

7

NOA

applicable margins. In each case, the applicable pricing margin depends on the Company’s Total Debt to trailing 12-month Consolidated EBITDA ratio as defined in the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property.
c) Series 1 Debentures

	June 30, 2016	December 31, 2015
Series 1 Debentures	$10,000	$19,927
Less: current portion	(10,000)	—
	$—	$19,927
The Series 1 Debentures bear interest of 9.125% and mature on April 7, 2017. Interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year.
On April 27, 2016, the Company redeemed $9.9 million of the Series 1 Debentures. Holders of record at the close of business on April 22, 2016 had their Series 1 Debentures redeemed on a pro rata basis for 100% of the principal amount, plus accrued and unpaid interest.
5) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.
The fair value of amounts due under the Credit Facility are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates, and by using the outstanding balance of $31.8 million at June 30, 2016 and $28.6 million at December 31, 2015, the fair value amounts due under the Credit Facility are not significantly different than the carrying value.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		June 30, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	Level 2	$59,373	$55,746	$62,443	$57,976
Series 1 Debentures (ii)	Level 1	10,000	10,000	19,927	19,927

(i)
The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.

(ii)	The fair value of the Series 1 Debentures is based upon the period end market price.
6) Interest expense, net

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Interest on capital lease obligations	$710	$794	$1,479	$1,668
Amortization of deferred financing costs	244	268	356	502
Interest on Credit Facility	393	215	757	420
Interest on Series 1 Debentures	292	1,315	747	2,655
Interest on long term debt	$1,639	$2,592	$3,339	$5,245
Other interest income	(58)	(37)	(102)	(60)
	$1,581	$2,555	$3,237	$5,185

8

7) Shares
a) Common shares
Issued and outstanding:
The Company is authorized to issue an unlimited number of voting and non-voting common shares.

	Common shares	Treasury shares	Common shares outstanding, net of treasury shares
Voting common shares
Number of common shares outstanding as at December 31, 2015	33,150,281	(1,256,803)	31,893,478
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(638,038)	(638,038)
Issued upon exercise of senior executive stock options	9,060	—	9,060
Retired through Share Purchase Program (note 7(c))	(1,657,514)	—	(1,657,514)
Issued and outstanding at June 30, 2016	31,501,827	(1,894,841)	29,606,986
On June 12, 2014, the Company entered into a trust fund agreement whereby the trustee will purchase and hold common shares, which were classified as treasury shares on our consolidated balance sheet, until such time that units issued under certain stock-based compensation plans are to be settled.
b) Net (loss) income per share

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Net (loss) income	$(4,926)	$(4,144)	$1,488	$(4,648)

Weighted average number of outstanding common shares	30,212,275	32,910,509	30,945,872	33,255,965
Dilutive effect of treasury shares	—	—	1,894,841	—
Dilutive effect of stock options	—	—	1,468	—
Weighted average number of diluted common shares	30,212,275	32,910,509	32,842,181	33,255,965

Basic net (loss) income per share	$(0.16)	$(0.13)	$0.05	$(0.14)
Diluted net (loss) income per share	$(0.16)	$(0.13)	$0.05	$(0.14)
For the three and six months ended June 30, 2016, there were 1,278,340 stock options and 1,894,841 treasury shares and 679,284 stock options and nil treasury shares, respectively, that were anti-dilutive and therefore were not considered in computing diluted earnings per share (both the three and six months ended June 30, 2015 – 1,490,760 stock options and 1,244,241 treasury shares, respectively, were anti-dilutive).
c) Share purchase program
On March 21, 2016, the Company commenced a normal course issuer bid ("NCIB") for up to 1,657,514 voting common shares in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of March 14, 2016. In May 2016, the Company completed the share purchase program cancelling 1,657,514 voting common shares resulting in a reduction of $14,121 to common shares and an increase to additional paid-in capital of $9,021.

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On December 18, 2014, the Company commenced a NCIB purchasing and subsequently canceling 1,771,195 voting common shares, in the United States primarily through the facilities of the NYSE. Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of December 10, 2014. During the six months ended June 30, 2015, the Company purchased and subsequently cancelled 1,271,195 voting common shares resulting in a reduction of $10,917 to common shares and an increase to additional paid-in capital of $6,275. As at June 30, 2015, a total of 1,771,195 common shares have been purchased and subsequently cancelled in the normal course.
Subsequent to period end, on August 2, 2016, the Company announced that it intends to commence a NCIB in Canada through the facilities of the Toronto Stock Exchange ("TSX"), to purchase up to 1,075,968 of its voting common shares which represents 3.9% of the public float (as defined in the TSX Company Manual). As at July 31, 2016, the Company had 31,501,827 voting common shares issued and outstanding.
The NCIB will commence on or about August 8, 2016 and will terminate no later than August 7, 2017. All purchases of shares on the TSX will be made in compliance with TSX rules. The average daily trading volume of the voting common shares on the TSX for the six calendar months preceding July 31, 2016 was 30,362 voting common shares. In accordance with the TSX rules and subject to the exemption for block purchases, a maximum daily repurchase 25% of this average may be made, representing 7,590 voting common shares. The price per share will be based on the market price of such shares at the time of purchase in accordance with regulatory requirements.
d) Dividends
On May 3, 2016, the Company declared its second quarter 2016 dividend of $0.02 per share payable to shareholders of record as of May 31, 2016. At June 30, 2016, the dividend payable of $597 was included in accrued liabilities and was subsequently paid to shareholders on July 8, 2016. Subsequent to period end, on July 28, 2016, the Company declared a third quarter dividend of $0.02 per common share, payable to common shareholders of record on August 31, 2016. The dividend will be paid on October 7, 2016.
On February 16, 2016, the Company declared its first quarter 2016 dividend of $0.02 per share totaling $634 which was paid on April 8, 2016 to shareholders of record as of March 4, 2016.

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8) Other information
a) Supplemental cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Cash paid during the period for:
Interest	$2,076	$3,712	$3,227	$4,864
Cash received during the period for:
Interest	58	68	102	91
Non-cash transactions:
Addition of plant and equipment by means of capital leases	6,193	—	9,639	2,762
Reclass from plant and equipment to assets held for sale	(282)	(166)	(635)	(398)
Acquisition of plant and equipment by means of an exchange of equipment	—	—	3,710	—
Disposal of plant and equipment by means of an exchange of equipment	—	—	(3,710)	—
Non-cash working capital exclusions:
Decrease in inventory resulting from reclassification to plant and equipment	—	(743)	—	(743)
Net increase (decrease) in accounts payable related to purchase of plant and equipment	—	151	—	(4,914)
Net decrease in accounts payable related to change in the lease inducement payable on the sublease	—	(38)	—	(107)
Net increase (decrease) in accrued liabilities related to the current portion of the deferred gain on sale leaseback	358	(8)	358	—
Net (decrease) in accrued liabilities related to current portion of RSU liability	(781)	(314)	(671)	(307)
Net (decrease) in accrued liabilities related to current portion of DSU liability	(294)	(72)	—	(83)
Net (decrease) in accrued liabilities related to the current portion of the senior executive stock options	—	(1)	—	(22)
Net (decrease) increase in accrued liabilities related to dividend payable	(38)	(19)	596	(48)
b) Net change in non-cash working capital

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Operating activities:
Accounts receivable	$8,520	$23,320	$14,610	$39,708
Unbilled revenue	9,955	3,578	5,895	18,795
Inventories	481	2,924	(1,102)	3,943
Prepaid expenses and deposits	(1,227)	(1,756)	(724)	(1,217)
Accounts payable	(8,515)	346	(14,743)	(26,176)
Accrued liabilities	(1,717)	(2,576)	(773)	(709)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	21	(2,234)	(436)	187
	$7,518	$23,602	$2,727	$34,531
9) Customers
The Company's top four customers represent 91% and 98% of total revenues for the three and six months ended June 30, 2016 respectively (the same four customers represented 87% and 92% of total revenues for the three and six months ended June 30, 2015 respectively).

11

NOA

10) Claims revenue
Due to the timing of receipt of signed change orders, the Company recognized claims revenue to the extent of costs incurred of $nil for both the three and six months ended June 30, 2016 (for both the three and six months ended June 30, 2015 - $364). Claims revenue classified as unbilled revenue at June 30, 2016 and December 31, 2015 was $7.1 million.

12

NORTH AMERICAN ENERGY PARTNERS INC.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2016

Management’s Discussion and Analysis
For the three and six months ended June 30, 2016
A. EXPLANATORY NOTES
August 2, 2016
The following Management’s Discussion and Analysis ("MD&A") is as of August 2, 2016 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three and six months ended June 30, 2016 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended December 31, 2015, together with our annual MD&A for the year ended December 31, 2015. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward looking statements with this symbol “s”.  Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information.
NON-GAAP FINANCIAL MEASURES
A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "gross profit margin", EBITDA which is "net income before interest expense, income taxes, depreciation and amortization", "Consolidated EBITDA" (as defined in our Sixth Amended and Restated Credit Agreement, the "Credit Facility"), "Piling Business EBITDA", "Total Debt" and "Free Cash Flow". Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
Gross profit
Gross profit is defined as revenue less: project costs; equipment costs; and depreciation.
We believe that gross profit is a meaningful measure of our business as it portrays operating profits before general and administrative ("G&A") overheads costs, amortization of intangible assets and the gain/loss on asset sales. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.
EBITDA and Consolidated EBITDA
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income.

NOA

We believe that Consolidated EBITDA is a meaningful measure of the performance of our business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews Consolidated EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our Credit Facility requires us to maintain both a fixed charge coverage ratio and a senior leverage ratio, which are calculated using Consolidated EBITDA from continuing operations. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.
As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses, represents an actual use of cash during the period.
Piling Business EBITDA
As part of the sale of our Piling related assets and liabilities, as discussed in "Financial Results - Contingent Proceeds", we may receive contingent proceeds based on certain annual and cumulative profitability thresholds being achieved from the use of the assets and liabilities over the three years subsequent to the sale. The calculation of the actual profitability performance, for the purpose of determining the contingent proceeds that we should receive, is defined in the purchase and sale agreement using substantially our definition of Consolidated EBITDA, as described above, as it applies to the Piling business with a limit placed on incremental corporate G&A costs that can be included in the determination of such EBITDA (the "Piling Business EBITDA").
Margin
We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. Margin is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "Consolidated EBITDA margin".
We believe that presenting relevant financial metrics as a percentage of revenue, or a financial margin is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins for its financial metrics to assess the relative performance of its results.

Total Debt
Total Debt is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit); (iii) Series 1 Senior Unsecured Debentures due 2017 (the "Series 1 Debentures"); and (iv) hedges or swap liabilities. Total Debt is used in the pricing grid of our Credit Facility which uses a Total Debt and outstanding Letters of Credit to trailing 12-month Consolidated EBITDA ratio to determine the pricing level for borrowing and standby fees under the facility. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.
Net Debt
Net Debt is defined as Total Debt less cash recorded on the balance sheet. Net Debt is used by us in assessing our debt repayment requirements after using available cash.
Free Cash Flow
Free cash flow is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel free cash flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
B. SIGNIFICANT BUSINESS EVENTS
Fort McMurray Wildfire
On May 3, 2016 a major wildfire caused the largest evacuation in Alberta’s history as over 88,000 residents were forced to evacuate the town of Fort McMurray. The evacuation forced residents either north of the town, where they sought refuge in some of the oil sands work camps or south, where approaching flames were threatening to cut off the only route out of the region. At the same time, most oil sands producers curtailed operations or initiated a shutdown of their site and processing operations due to the approaching fire, poor air quality in the region and a focus on ensuring the safety of their workers and their displaced families. The wildfire eventually consumed approximately 590,000 hectares of forest, spanning across Alberta and into Saskatchewan, destroying more than 2,400 homes and buildings in its path. In addition, it is estimated that the fire halted approximately one quarter of Canada’s oil production, equivalent to roughly 1.5 million barrels a day of bitumen and synthetic crude oil. The total lost production is estimated to be close to 28 million barrels and could cost the industry upwards of $1.5 billion.
Residents of Fort McMurray were only permitted back to their homes in a staged re-entry starting June 1st. They were faced with the destruction of entire neighborhoods, smoke and heat damage to many homes, limited services and a boil water mandate that wasn’t lifted until June 30th. The fire was finally contained on July 4th, but it will take much longer for the residents of Fort McMurray to work through the process of rebuilding their community. Estimates of the insured damage are close to $3.6 billion, making this the most expensive disaster for insurers in Canada’s history. The personal and uninsured losses of the Fort McMurray residents cannot be quantified while the stories of courage, loss, compassion and giving have been well documented during this disaster.
Our primary focus during this major crisis was to ensure that all our employees and their families were safely evacuated and had all the support they needed. To help our displaced employees and their families get established in their temporary situation we provided them with over $500,000 in disaster relief payments. Thankfully, all our employees and their families are safe and have started returning to a normal life.
We did not incur any significant losses to our equipment or facilities in Fort McMurray, however we are only now ramping up our summer mine support activities in line with our customers slower than expected operational re-start schedule. Our second quarter revenue reflects the impact of the suspension of work across most of the oil sands for two thirds of the quarter. During this period we implemented a series of initiatives to minimize our fixed cost spending where there was flexibility to do so, mitigating the negative impact to our Consolidated EBITDA of suspending our activities and the slow operational re-start by our customers. The lost profitability resulting from the business interruption of this disaster was outside of the scope of our insurance coverage. The delays in starting our summer mine support work are expected to carry into the third quarter, as we don’t anticipate reaching our typical volume of summer works activities until closer to the end of the coming quarter.

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Safety Awards
On May 2, 2016, our Kearl Lake Mine site was awarded the 2015 John T. Ryan National Safety Trophy for Select Mines by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") in recognition of our outstanding safety record during the 2015 calendar year. Notably, we are the only contractor in the Canadian oilsands to have received this award.
On July 28, 2016 we were presented with the Alberta Mine Safety Association ("AMSA") 2015 Award of Safety Excellence. AMSA is an organization made up of mining, quarrying and oil sands industry companies, covering over 30 mines throughout the province. The purpose of the association is to foster good relationships between the safety personnel and operating management of all Alberta mining industry companies, with the end goal of ensuring the safest work place for those working in Alberta mining.
This is the first year AMSA is recognizing provincial mining companies and contractors with an award for exceptional safety performance in an active mine setting. We were presented with the Award of Safety Excellence for the 2015 safety performance of all our workers employed for mining purposes, including all our operations, maintenance, supervisory, technical support and clerical staff.
Credit Facility
On April 4, 2016 we signed the First Amending Agreement to the Sixth Amended and Restated Credit Agreement (the "Credit Facility") with our existing banking syndicate. The amendment formalized consent previously received to redeem up to $10.0 million of the outstanding principal balance of our Series 1 Debentures and provided further flexibility in our financing needs with an increase to our capital lease limit, prescribed within the Credit Facility, from $75.0 million to $90.0 million.
For a complete discussion of the Credit Facility see "Resources and Systems - Credit Facility" in this MD&A.
Redemption of 9.125% Series 1 Debentures
On April 27, 2016 we redeemed approximately $9.9 million of our Series 1 Debentures. Holders of record at the close of business on April 22, 2016 had their Series 1 Debentures redeemed on a pro rata basis on April 27, 2016 for 100% of the principal amount, plus accrued and unpaid interest. The redemption brought our outstanding Series 1 Debentures balance to $10.0 million.
With $7.0 million of the redemptions being financed through the lower cost Credit Facility and the remainder being financed with available cash, we expect to realize $0.6 million in annual savings on our interest expense from this transaction.s
Normal Course Issuer Bids
On August 2, 2016, we announced that we intend to commence a normal course issuer bid ("NCIB") in Canada through the facilities of the Toronto Stock Exchange ("TSX"), to purchase up to 1,075,968 of our voting common shares which represents 3.9% of the public float (as defined in the TSX Company Manual). As at July 31, 2016, we had 31,501,827 voting common shares issued and outstanding.
The NCIB will commence on or about August 8, 2016 and will terminate no later than August 7, 2017. All purchases of shares on the TSX will be made in compliance with TSX rules. The average daily trading volume of the voting common shares on the TSX for the six calendar months preceding July 31, 2016 was 30,362 voting common shares. In accordance with the TSX rules and subject to the exemption for block purchases, a maximum daily repurchase 25% of this average may be made, representing 7,590 voting common shares. The price per share will be based on the market price of such shares at the time of purchase in accordance with regulatory requirements.
On March 21, 2016, we commenced a NCIB for the purchase and cancellation of up to 1,657,514 voting common shares in the United States primarily through the facilities of the New York Stock Exchange ("NYSE") representing approximately 5% of the issued and outstanding voting common shares. We completed the share purchase program in May 2016, cancelling 1,657,514 voting common shares at a weighted average price of US$2.27 per share.
All purchases of shares in the United States were made in compliance with Rule 10b -18 under the U.S. Securities Exchange Act of 1934. The safe harbor conditions of Rule 10b -18 limit the number of shares that can be purchased per day in the United States.

We believe that the current market price of our shares does not fully reflect our underlying value. In our view, a repurchase and cancellation of shares would be in the best interest of our shareholders. The purchase would both increase liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions.
Debt Rating Improvement
On May 19, 2016, S&P Global Ratings ("S&P") affirmed our "B" long-term corporate credit rating. In addition, they raised our issue-level rating on our Series 1 Debentures to "BB-" from B and revised our recovery rating on the notes to "1" from "4". At the same time, they improved their financial risk profile on us from "aggressive" to "intermediate". In their report, S&P stated that the revision reflects their assessment of our lower adjusted debt, with prepayments of unsecured debt and spending flexibility, which allows us to reduce capital spending to maintenance levels without compromising our operating efficiency. S&P also stated that the stable outlook reflects their view that our financial risk profile will have ample cushion at the "B" rating level.
For a complete discussion on our Debt Rating and the meaning of S&P's ratings, please see "Resources and Systems - Debt Ratings" in this MD&A.

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C. FINANCIAL RESULTS
Summary of Consolidated Three Months Results

	Three months ended June 30,
(dollars in thousands, except per share amounts)	2016	2015	Change
Revenue	$24,244	$64,405	$(40,161)
Project costs	8,136	31,037	(22,901)
Equipment costs	8,444	20,717	(12,273)
Depreciation	5,528	8,081	(2,553)
Gross profit(1)	$2,136	$4,570	$(2,434)
Gross profit margin(1)	8.8%	7.1%	1.7%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	4,905	5,052	(147)
Stock based compensation expense	1,760	116	1,644
Operating loss	(5,266)	(842)	(4,424)
Interest expense	1,581	2,555	(974)
Net loss	(4,926)	(4,144)	(782)
Net loss margin(1)	(20.3)%	(6.4)%	(13.9)%
EBITDA(1)	1,034	7,755	(6,721)
Consolidated EBITDA(1)	1,654	8,088	(6,434)
Consolidated EBITDA margin(1)	6.8%	12.6%	(5.8)%

Per share information
Net loss - basic & diluted	$(0.16)	$(0.13)	$(0.03)

Cash dividends per share	$0.02	$0.02	$0.00

(1)	See "Non-GAAP Financial Measures". A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

	Three months ended
	June 30,
(dollars in thousands)	2016	2015
Net loss	$(4,926)	$(4,144)
Adjustments:
Interest expense	1,581	2,555
Income tax (benefit) expense	(1,883)	762
Depreciation	5,528	8,081
Amortization of intangible assets	734	501
EBITDA	1,034	7,755
Adjustments:
Loss (gain) on disposal of plant and equipment	43	(38)
Gain on disposal of assets held for sale	(40)	(219)
Equity classified stock-based compensation expense	617	584
Loss on debt extinguishment	—	6
Consolidated EBITDA	$1,654	$8,088
Analysis of Consolidated Three Month Results
Revenue
For the three months ended June 30, 2016, revenue was $24.2 million, down from $64.4 million in the same period last year. Revenue was down in the current quarter due to the Fort McMurray wildfire, which shut down all of our operations in the Fort McMurray area. We began our return to work at the Kearl mine within two weeks as this mine was furthest from the effects of the wildfire and access was by air, rather than by roads that had not yet been re-opened after the evacuation. Our return to work at mine sites closer to Fort McMurray was delayed to near the end of the quarter, as road access remained restricted while the provincial government focused on coordinating the return of Fort McMurray residents. We continue to see our summer mine support activities at these sites ramping up at slower than expected levels as our customers focus on restarting their operations. Prior year activity included continuing work on a mine development project at the Kearl mine, mine services and haul road construction work at the Mildred Lake, Aurora and Millennium mines complimented by overburden removal activity at the Millennium and

Horizon mines. The Horizon mine overburden removal activity in the prior period marked the end of the long-term overburden removal contract with the customer.
For more discussion on the Fort McMurray wildfire see "Significant Business Events - Fort McMurray Wildfire" in this MD&A.
Gross profit
For the three months ended June 30, 2016, gross profit was $2.1 million, or 8.8% of revenue, down from $4.6 million, or 7.1% of revenue, in the same period last year. The lower gross profit was primarily driven by the significantly lower revenue in the current period, fixed equipment and project costs that could not be reduced during the aforementioned work stoppage and the $0.5 million cost of the disaster relief payment to support our employees during this time. The 1.7% gross profit margin improvement in the current quarter compared to the prior year, was a result of the below normal amount of preventative maintenance and repair activity performed during the quarter to prepare our equipment fleet for summer work complimented by temporary cost savings initiatives implemented during the wildfire shutdown.
For the three months ended June 30, 2016, depreciation was $5.5 million, down from $8.1 million in the same period last year. Depreciation was 22.8% of revenue in the quarter (compared to 12.5% of revenue in the prior year) which was higher than normal due to the nature of certain asset groups that are depreciated on a straight-line basis over time, not on a units of production basis. This resulted in depreciation being recorded against these asset groups during the wildfire shutdown.
For more discussion on the Fort McMurray wildfire see "Significant Business Events - Fort McMurray Wildfire" in this MD&A.
Operating loss
For the three months ended June 30, 2016, we recorded an operating loss of $5.3 million, down from a $0.8 million operating loss recorded for the same period last year. G&A expense, excluding stock-based compensation, was $4.9 million for the quarter, down from $5.1 million for the same period last year. The current quarter G&A benefits realized from prior cost savings initiatives were partially offset by an increase in our short-term incentive plan costs compared to the prior year.
Stock-based compensation expense increased $1.6 million compared to the prior year driven by an increase in the share price during the current quarter.
Net loss
For the three months ended June 30, 2016, we recorded a $4.9 million net loss (basic and diluted loss per share of $0.16), compared to the $4.1 million net loss (basic and diluted loss per share of $0.13) recorded for the same period last year.
Interest expense was $1.6 million for the quarter, down from $2.6 million for the same period last year, primarily due to the partial redemption of the Series 1 Debentures. We recorded a $1.9 million net income tax benefit in the current period compared to the $0.8 million net income tax expense recorded in the prior year. The prior year was affected by the reversal of temporary timing differences and the increase in the province of Alberta's corporate tax rate, causing an adjustment to our deferred tax assets and liabilities for the new provincial rate.
The variance between the basic and diluted loss per share in the current period and the basic and diluted loss per share in the prior period is partially affected by the reduction in issued and outstanding common shares (31,501,827 outstanding voting common shares as at June 30, 2016 compared to 33,682,801 outstanding voting common shares as at June 30, 2015). For a full discussion on our capital structure see "Resources and Systems - Securities and Agreements" in this MD&A.

Summary of Consolidated Six Month Results

	Six months ended June 30,
(dollars in thousands, except per share amounts)	2016	2015	Change
Revenue	$102,757	$149,481	$(46,724)
Project costs	33,086	62,984	(29,898)
Equipment costs	29,309	51,311	(22,002)
Depreciation	19,787	19,619	168
Gross profit(1)	$20,575	$15,567	$5,008
Gross profit margin(1)	20.0%	10.4%	9.6%
Select financial information:
General and administrative expenses (excluding stock based compensation)	11,229	13,228	(1,999)
Stock based compensation expense	2,757	351	2,406
Operating income	5,447	1,347	4,100
Interest expense	3,237	5,185	(1,948)
Net income (loss)	1,488	(4,648)	6,136
Net income (loss) margin(1)	1.4%	(3.1)%	4.5%
EBITDA(1)	26,383	21,998	4,385
Consolidated EBITDA(1)	27,565	22,890	4,675
Consolidated EBITDA margin(1)	26.8%	15.3%	11.5%

Per share information
Net income (loss) - basic & diluted	$0.05	$(0.14)	$0.19

Cash dividends per share	$0.04	$0.04	$0.00

(1)	See "Non-GAAP Financial Measures". A reconciliation of net income (loss) to EBITDA and Consolidated EBITDA is as follows:

	Six months ended
	June 30,
(dollars in thousands)	2016	2015
Net income (loss)	$1,488	$(4,648)
Adjustments:
Interest expense	3,237	5,185
Income tax expense	722	868
Depreciation	19,787	19,619
Amortization of intangible assets	1,149	974
EBITDA	26,383	21,998
Adjustments:
Loss (gain) on disposal of plant and equipment	156	(25)
Gain on disposal of assets held for sale	(163)	(308)
Equity classified stock-based compensation expense	1,189	863
Loss on debt extinguishment	—	6
Equity in loss of unconsolidated joint venture	—	356
Consolidated EBITDA	$27,565	$22,890
Analysis of Consolidated Six Month Results
Revenue
For the six months ended June 30, 2016, revenue was $102.8 million, down from $149.5 million in the same period last year. The decrease in revenue is primarily due to the shut down of all of our operations in the Fort McMurray area on May 3, 2016 due to the Fort McMurray wildfire. Contributing to the lower revenue was the continued effect of low crude pricing on customer spending and unfavorable weather conditions in the first four months of the year which limited our winter work program to night shifts during certain abnormally warm days. Our current year winter work program consisted of mine support activity at the Kearl, Mildred Lake and Horizon mines combined with overburden removal and tailings pond activities at the Millennium Mine. The current year volumes mitigated the completion of the site development project on the Kearl mine that had ramped up to full production early in the prior year. Reclamation activity at the Aurora mine during the winter works program did not meet the volumes of last year at the Mildred Lake and Horizon mines. The prior year volumes also included overburden removal activity under a long term contract at the Horizon mine, which was completed June 30, 2015.

NOA

Gross profit
For the six months ended June 30, 2016, gross profit was $20.6 million, or 20.0% of revenue, up from $15.6 million, or 10.4% of revenue in the same period last year. The higher gross profit and gross profit margin for the current period is primarily the result of lower equipment costs, which dropped by $22.0 million compared to the prior year. The lower equipment costs were driven by improvements to our preventative maintenance program, which increased equipment operating capacity between scheduled equipment servicing, warmer temperatures during the first four months of the year that reduced our idle time and extreme weather breakdown maintenance that is typically experienced during the first three months of the year. In addition, the gross profit margin improvement in the period benefited from a below normal amount of preventative maintenance and repair activity performed during the second quarter to prepare our equipment fleet for summer work programs, complimented by temporary cost savings initiatives implemented during the wildfire shutdown.
For the six months ended June 30, 2016, depreciation was $19.8 million, up from $19.6 million in the same period last year. The comparable depreciation when we experienced a significant drop in revenue was driven by an increase in demand for our larger capacity equipment fleet during our winter program of work combined with the effect of fixed depreciation charges for certain asset groups being recorded during the wildfire shutdown.
Operating income
For the six months ended June 30, 2016, we recorded operating income of $5.4 million, compared to a $1.3 million recorded in the same period last year. G&A expense, excluding stock-based compensation, was $11.2 million, down from $13.2 million last year, reflecting the benefits gained from restructuring and cost-saving initiatives implemented over the past year, partially offset by $0.3 million in restructuring charges and a $1.0 million increase in short-term incentive plan expense. The prior year expense includes $1.4 million in restructuring charges.
Stock-based compensation cost increased $2.4 million compared to the prior year driven by an increase in the share price during the first six months of the year.
Net income (loss)
For the six months ended June 30, 2016, we recorded a $1.5 million net income (basic and diluted income per share of $0.05), compared to a $4.6 million net loss (basic and diluted loss per share of $0.14) recorded for the same period last year.
Interest expense for the six months ended June 30, 2016 was $3.2 million, down from $5.2 million recorded in the same period last year, primarily due to the partial redemption of Series 1 Debentures. We recorded a $0.7 million net income tax expense in the current period compared to a $0.9 million net income tax expense recorded in the prior year. The prior year was affected by the increase in the province of Alberta's corporate tax rate, the reversal of temporary timing differences and the sale of contract equipment fleet to Canadian Natural.
The variance between the basic and diluted income per share in the current period and the basic and diluted loss per share in the prior period is partially affected by the reduction in issued and outstanding common shares (31,501,827 outstanding voting common shares as at June 30, 2016 compared to 33,682,801 outstanding voting common shares as at June 30, 2015). For a full discussion on our capital structure see "Resources and Systems - Securities and Agreements" in this MD&A.

NOA

Non-Operating Income and Expense

	Three months ended			Six months ended
	June 30,			June 30,
(dollars in thousands)	2016	2015	Change	2016	2015	Change
Interest expense
Long term debt
Interest on Series 1 Debentures	$292	$1,315	$(1,023)	$747	$2,655	$(1,908)
Interest on Credit Facility	393	215	178	757	420	337
Interest on capital lease obligations	710	794	(84)	1,479	1,668	(189)
Amortization of deferred financing costs	244	268	(24)	356	502	(146)
Interest on long term debt	$1,639	$2,592	$(953)	$3,339	$5,245	$(1,906)
Interest income	(58)	(37)	(21)	(102)	(60)	(42)
Total interest expense	$1,581	$2,555	$(974)	$3,237	$5,185	$(1,948)
Foreign exchange gain	(38)	(21)	(17)	—	(64)	64
Income tax (benefit) expense	(1,883)	762	(2,645)	722	868	(146)
Interest expense
Total interest expense was $1.6 million during the three months ended June 30, 2016, down from $2.6 million in the prior year. During the six months ended June 30, 2016, total interest expense was $3.2 million down from $5.2 million in the prior year.
Interest on our Series 1 Debentures dropped to $0.3 million and $0.7 million, respectively during the three and six months ended June 30, 2016 from $1.3 million and $2.7 million in the corresponding period last year as a result of the redemption of $47.5 million of Series 1 Debentures since the end of the second quarter of last year.
Interest on our Credit Facility increased to $0.4 million and $0.8 million, respectively during the three and six months ended June 30, 2016 from $0.2 million and $0.4 million in the corresponding periods last year as a result of the initial $30.0 million borrowing under the term loan of our Credit Facility, as part of the aforementioned Series 1 Debenture redemptions and repurchases, offset by reduced pricing negotiated in July 2015.
Interest on capital lease obligations of $0.7 million and $1.5 million in the three and six months ended June 30, 2016, respectively, was lower than the previous periods. The lower current quarter interest resulted from favorable pricing secured during recent lease additions. For a discussion on assets under capital lease see "Resources and Systems - Capital Resources and Use of Cash" in this MD&A.
Foreign exchange gain
The foreign exchange gains and losses relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk”.
Income tax
For the three months ended June 30, 2016, we recorded no current income tax expense and a deferred income tax benefit of $1.9 million, providing a net income tax benefit of $1.9 million. This compares to a combined income tax expense of $0.8 million recorded for the same period last year. The prior year deferred income tax expense was a result of the corporate tax rate increase in Alberta that was enacted in the second quarter of 2015.
For the six months ended June 30, 2016, we recorded no current income tax expense and a deferred income tax expense of $0.7 million, providing a net income tax expense of $0.7 million. This compares to a combined income tax expense of $0.9 million recorded for the same period last year. The prior year current income tax expense was a result of the settlement from the sale of contract equipment fleet to Canadian Natural and the increase in the Alberta corporate tax rate in the second quarter of 2015.
Income tax as a percentage of taxable income for the six months ended June 30, 2016 differs from the statutory rate of 27.00% primarily to due permanent differences resulting from stock-based compensation and book to filing differences. Income tax as a percentage of taxable income for the three and six months ended June 30, 2015 differs from the statutory rate of 26.00% primarily due to the impact of adjusting deferred tax liabilities to the corporate tax rate increase in the province of Alberta, permanent tax differences resulting from stock-based compensation expense and book to filing differences.
Summary of Consolidated Quarterly Results
As discussed in "Significant Business Events - Fort McMurray wildfire", the results for the current quarter were negatively affected by the shutdown of operations on May 3, 2016 due to the evacuation in Fort McMurray stemming from a large wildfire. We were able to return to mines sites further north within two weeks, as the impact from the wildfire and evacuation was limited, however mine sites closer to Fort McMurray are taking longer to ramp up to expected operational levels.
In addition, a number of other factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	claims and change orders; and

•	the level of borrowing under our Series 1 Debentures and Credit Facility and the corresponding interest expense recorded against the outstanding balance of each.
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014
Revenue	$24.2	$78.5	$65.0	$66.8	$64.4	$85.1	$113.2	$134.7
Gross profit	2.1	18.4	9.0	7.4	4.6	11.0	10.1	16.8
Operating (loss) income	(5.3)	10.7	0.5	1.0	(0.8)	2.2	1.0	9.7
Consolidated EBITDA	1.7	25.9	13.5	12.2	8.1	14.8	17.0	22.0
Net (loss) income	(4.9)	6.4	(0.7)	(2.1)	(4.1)	(0.5)	(2.0)	4.8
Net (loss) income per share - basic(i)	$(0.16)	$0.20	$(0.02)	$(0.07)	$(0.13)	$(0.01)	$(0.04)	$0.14
Net (loss) income per share - diluted(i)	$(0.16)	$0.19	$(0.02)	$(0.07)	$(0.13)	$(0.01)	$(0.04)	$0.13

Cash dividend per share (ii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02

i)
Net (loss) income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

ii)	The timing of the payment of the cash dividend per share may differ from the dividend declaration period.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the year ended December 31, 2015.
Claims and Change Orders
For the both the three and six months ended June 30, 2016, we had no claims revenue recognized.
As at June 30, 2016, we had $7.1 million of unresolved claims and change orders recorded on our balance sheet. This compares to $7.1 million of unresolved claims and change orders recorded for the year ended December 31, 2015. We are working with our customers in accordance with the dispute resolution terms of our contracts to come to agreement on additional amounts, if any, to be paid to us with respect to these unresolved claims.
For a full discussion on Claims and Change Orders see "Financial Results - Claims and Change Orders" in our most recent MD&A for the year ended December 31, 2015.

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Contingent Proceeds
On July 12, 2013, we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity (the "Piling sale") to the Keller Group plc (the "Keller Group" or the "Purchaser"). In conjunction with the Piling sale, we have exited the piling, foundation, pipeline anchor and tank services businesses.
As part of the sale we had the opportunity to receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold in the three years following the transaction. We have completed our review of the Keller Group profits for the first two post-transaction years and verified that the Purchaser had not achieved the prescribed Piling Business EBITDA thresholds. Further, because the third year threshold is cumulative, the failure to meet the thresholds in the first two years makes it very unlikely that thresholds will be met in the third year. As such, we have determined that it is very unlikely that we will realize any of the potential proceeds. We are waiting on the Keller Group to provide their cumulative three year results to confirm our assumptions.s
D. OUTLOOK
The deep and unusually long cyclical downturn in the oil industry will soon enter its third year and the timing of any recovery is still far from certain, with oil price estimates for year-end ranging from $10 to $80 per barrel (USD). In our view the necessary rebalancing of supply and demand is well underway but the associated rise in oil prices will not take place linearly.s
Coincidental with the downturn there has been a change in both the provincial government in Alberta and the federal government. This has layered on additional uncertainty to an already uncertain situation, in which oil sands customers are making spending decisions. A positive feature of this political change though is that we should see significantly increased expenditure on infrastructure projects by both new governments in the medium term.s
In response to the downturn we expect our oil sands customers to continue to grow their production in order to dilute operating costs per barrel.s While it is unlikely that there may be new oil sands mines announced until oil prices are much higher, it is important to note that the planned production increases on existing mines have partially offset recent new mine deferrals, with such production increases approximating the equivalent of two or three incremental mines as they were originally conceived.s Over the medium to long term this drive for increased production should lead to greater volumes of recurring mine services for us to address.s It is also noteworthy that in addition to the planned production increases, some of our oil sands customers have mentioned that they have reserves and mine plans in excess of 40 years.
In oil sands mining, we achieved strong operating results in our first quarter winter earthworks programs despite warmer weather than usual. Our second quarter started slowly as expected due to spring break-up, but the wildfires in May had a dramatically negative impact on our operations. Mine sites further from Ft McMurray, such as Kearl and Horizon mines, were least affected, as distance from the core fires and reliance on a fly-in/fly-out workforce limited the impacts. Our work in these areas was minimal for approximately two weeks. However, our operations at sites closer to town which also rely more on the local workforce (e.g. Mildred Lake, Aurora, Millennium and Steepbank mines) were much more heavily impacted. Work at all these sites did not restart until early July and is not expected to be at pre-fire levels until late July to early August. Although the fires are now controlled and no longer directly affect our work, we expect our client's loss of revenue to drive deferrals of any non-essential summer construction into 2017, which will limit opportunities for us in the third quarter of 2016. We expect our subsequent fourth quarter will be back to historical levels with potential upside from anticipated higher volumes.
In the other resource industries, such as coal, iron ore, base metals, and precious metals, we have seen some increased bidding activity and opportunities. During the quarter, we were successful in winning a summer tailings dam construction job at the Red Chris mine in British Columbia. Although this project alone is not significant in terms of financial contribution, it represents the first of what we believe will be a stream of future opportunities from our diversification activities in this sector, as commodity pricing and associated development activity improves.s
Our business development work in the infrastructure sector continues and in the second quarter we have received additional partnering requests and opportunities to participate in major infrastructure projects. We expect to submit one or two major infrastructure pre-qualifications in 2016 for projects commencing construction in 2017.s
We definitely see the infrastructure sector as a positive opportunity and are actively pursuing both major and minor projects across Canada. In major infrastructure projects, we seek to find strong senior partners with mega project experience looking for an earthworks contractor that has the assets and can put the “boots on the ground” to execute earthworks safely and efficiently. If our partnership is successful in the tender, we look to self-perform the earthworks while also contributing to the overall project management team. In situations where our project team is not awarded the work, we will continue to pursue the opportunity as potential earthworks subcontractor to the awarded team(s). We believe the project insight and knowledge gained by being a project partner increases our ability to accurately assess risk and price as a subcontractor.
Our recent debt reduction initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure will, we believe, provide a stable base to endure the current macroeconomic uncertainties, allowing us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities that may arise.s
In summary, we continue to pursue heavy civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and provincial highway and infrastructure projects across Canada. We continue to improve operating performance in order to maintain, or grow, our share of available work.s Our clear objective for 2016 is to continue to demonstrate resilience of free cash flow in a very challenging operating environment.
E. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at June 30, 2016, we had approximately 135 salaried employees and approximately 603 hourly employees in our Western Canadian operations. Of the 603 hourly employees, approximately 442 employees are union members and work under collective bargaining agreements. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations typically ranges in size from 700 employees to approximately 1,600 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake. Staffing levels were below normal levels for the current period due to the May 3, 2016 operational shutdown caused by the evacuation of Fort McMurray due to the wildfires in the region and the slower than expected return to full operating levels by our customers.
The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955 which ensures labour stability through to 2020. Other collective agreements include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association ("ARBHCA"), which recently expired. The parties have agreed to extend the term of the current agreement while negotiations continue and have also agreed to a project-specific term, with a no-strike/no-lockout clause for long-term work. A third collective agreement in effect is specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., the term of which expires in 2017.
Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.s

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F. RESOURCES AND SYSTEMS
SUMMARY OF CONSOLIDATED CASH FLOW

	Three months ended			Six months ended
	June 30,			June 30,
(dollars in thousands)	2016	2015	Change	2016	2015	Change
Cash provided by operating activities	$7,981	$29,143	$(21,162)	$28,007	$49,645	$(21,638)
Cash provided by (used in) investing activities	3,156	(3,153)	6,309	(449)	16,195	(16,644)
Cash used in financing activities	(16,436)	(10,983)	(5,453)	(27,183)	(26,124)	(1,059)
Net (decrease) increase in cash	$(5,299)	$15,007	$(20,306)	$375	$39,716	$(39,341)
Operating activities
Cash provided (used) from the net change in non-cash working capital specific to operating activities

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Operating activities:
Accounts receivable	$8,520	$23,320	$14,610	$39,708
Unbilled revenue	9,955	3,578	5,895	18,795
Inventories	481	2,924	(1,102)	3,943
Prepaid expenses and deposits	(1,227)	(1,756)	(724)	(1,217)
Accounts payable	(8,515)	346	(14,743)	(26,176)
Accrued liabilities	(1,717)	(2,576)	(773)	(709)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	21	(2,234)	(436)	187
	$7,518	$23,602	$2,727	$34,531
Cash provided by operating activities for the three months ended June 30, 2016 was $8.0 million, compared to cash provided by operating activities of $29.1 million for the three months ended June 30, 2015. The decrease in cash flow in the current period is a result of decreased operational activities due to the Fort McMurray fire mitigated by the realization of $7.5 million in cash from the decrease of working capital during this slowdown. Cash flow in the prior period was primarily driven by a $23.6 million contribution from the decrease of working capital, resulting from the completion of final project billings and settlement of holdbacks for completed projects.
Cash provided by operating activities for the six months ended June 30, 2016, was $28.0 million, compared to $49.6 million for the six months ended June 30, 2015. The decreased cash flow in the current period is a result of decreased operations activity due to the Fort McMurray wildfire combined with a $2.7 million contribution from the decrease of working capital. The prior year period increased cash flow was largely a result of a $34.5 million contribution from the decrease of working capital, driven by the completion of final project billings and settlement of holdbacks for completed projects along with the settlement of the Canadian Natural contract equipment sale.
Investing activities
Cash provided by investing activities for the three months ended June 30, 2016 was $3.2 million, compared to cash used in investing activities of $3.2 million for the three months ended June 30, 2015. Current period investing activities included $1.5 million cash used for the purchase of plant and equipment and intangible assets, offset by $4.6 million cash received for proceeds on the disposal of plant and equipment and assets held for sale. Prior year cash used for investing activities of $3.2 million included $3.8 million for the purchase of plant and equipment and intangible assets partially offset by $0.6 million cash received for the proceeds on the disposal of plant and equipment and assets held for sale.
Cash used in investing activities for the six months ended June 30, 2016 was $0.4 million, compared to $16.2 million of cash provided by investing activities for the six months ended June 30, 2015. Current period investing activities included cash inflow of $5.0 million from proceeds on the disposal of plant and equipment and assets held for sale, offset by $5.5 million of cash used for plant, equipment and intangible asset purchases. Prior year investing activities included $30.2 million in proceeds from the disposal of plant and equipment and assets held for sale which was primarily related to the Canadian Natural contract fleet sale. This was partially offset by $14.1 million in cash used for plant and equipment and intangible asset purchases, which included $4.9 million for the settlement of fourth quarter 2014 plant, equipment and intangible asset purchases and the buyout of $2.3 million of operating leases.
Financing activities
Cash used in financing activities during the three months ended June 30, 2016 was $16.4 million driven by $9.9 million for the repurchase of Series 1 Debentures (partially financed from, $7.0 million in Revolver borrowings), $2.7 million of Term Facility repayments, $5.9 million in capital lease obligation repayments, $2.9 million for the purchase and subsequent cancellation of common shares and $1.3 million for treasury share purchases. Cash used in financing activities for the three months ended June 30, 2015 was $11.0 million, primarily resulting from $5.7 million in capital lease obligation repayments, $2.3 million for the purchase and subsequent cancellation of common shares, $1.3 million for the repurchase of Series 1 Debentures and $1.1 million of treasury share purchases. Cash used in dividend payments were comparable between the two periods.
Cash used in financing activities during the six months ended June 30, 2016 was $27.2 million driven by $3.8 million of Term Facility repayments, $9.9 million for the repurchase of Series 1 Debentures (partially financed by $7.0 million in Revolver borrowings), $12.7 million in capital lease obligation repayments, $5.1 million for the purchase and subsequent cancellation of common shares, $2.0 million of treasury share purchases. Cash used in financing activities for the six months ended June 30, 2015 was $26.1 million, driven by $5.5 million of Revolver repayments, $11.1 million in capital lease obligation repayments, $4.6 million for the purchase and subsequent cancellation of common shares, $2.3 million of treasury share purchases and $1.3 million for the repurchase of Series 1 Debentures. Cash used in the current period for dividend payments was $0.6 million as compared to $1.4 million in the prior year due to a change in timing of scheduled quarterly dividend payments between the two periods.
LIQUIDITY
As at June 30, 2016, we had $32.7 million in cash and $38.4 million unused borrowing availability on the Revolver (unused Revolver borrowing availability is limited by the Credit Facility's borrowing base) for a total liquidity of $71.1 million (defined as cash plus available and unused Credit Facility borrowings). Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility (amended April 4, 2016), our capital lease borrowing is limited to $90.0 million. As at June 30, 2016 we have $30.6 million in unused capital lease borrowing availability under the terms of our amended Credit Facility. There are no restrictions within the terms of our Credit Facility for borrowing using operating leases.

Summary of Consolidated Financial Position

	June 30, 2016	December 31, 2015	Change
Cash	$32,726	$32,351	$375
Current working capital assets
Accounts receivable	$10,126	$24,736	$(14,610)
Unbilled revenue	11,670	17,565	(5,895)
Inventories	3,677	2,575	1,102
Prepaid expenses and deposits	2,359	1,682	677
Assets held for sale	492	180	312
Current working capital liabilities
Accounts payable	(10,291)	(25,034)	14,743
Accrued liabilities	(6,278)	(6,768)	490
Billings in excess of costs	(21)	(457)	436
Total net current working capital (excluding cash)	$11,734	$14,479	$(2,745)
Intangible assets	2,187	3,174	(987)
Plant and equipment	249,464	258,752	(9,288)
Total assets	329,772	360,177	(30,405)
Capital lease obligations (including current portion)	(59,373)	(62,443)	3,070
Credit Facility (including current portion)(1)	(31,752)	(28,572)	(3,180)
Series 1 Debentures (including current portion)(1)	(10,000)	(19,927)	9,927
Total Debt*	(101,125)	(110,942)	9,817
Total long term financial liabilities ‡	(72,510)	(83,112)	10,602
* See "Non-GAAP Financial Measures".

‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

(1) Excludes deferred financing costs.
Current working capital fluctuations effect on liquidity
At June 30, 2016, we had $0.2 million in trade receivables that were more than 30 days past due compared to $0.1 million as at December 31, 2015. At June 30, 2016 and at December 31, 2015, we did not have an allowance for doubtful accounts related to our trade receivables. We continue to monitor the credit worthiness of our customers.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred within unbilled revenue. As at June 30, 2016, we had $7.1 million of unresolved claims and change orders recorded on our balance sheet ($7.1 million as at December 31, 2015). For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from high accounts receivable and unbilled revenue balances at the start of such projects.
Our working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.
As at June 30, 2016 and December 31, 2015, there were no outstanding holdback balances.

CAPITAL RESOURCES AND USE OF CASH
Our capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, borrowings under our Credit Facility and financing through our operating and capital equipment lease facilities.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.
We believe that we have the capital resources to fund our planned annual capital spending program and meet current and future working capital, debt servicing and dividend payment requirements for the remainder of this year from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.s
Cash received from (used for) net sustaining capital expenditures (expenditures net of proceeds) for the three and six months ended June 30, 2016 was $3.2 million and $(0.4) million, respectively ($(3.3) million and $(8.3) million, respectively for the same periods in 2015). The net cash received resulted from a sale leaseback transaction involving four of our heavy haul trucks. The net sustaining capital expenditures amount excludes proceeds on the buyout and sale of equipment financed through operating leases and changes in non-cash working capital related to investing activities. The prior year net sustaining capital expenditure amount also excludes the cash received from the sale of contract-specific assets to Canadian Natural. We did not use cash in either year for growth capital expenditures.
In order to maintain a balance of owned and leased equipment, we finance a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. Our sustaining capital additions financed through capital leases during the three and six months ended June 30, 2016 were $6.2 million and $9.6 million, respectively which is primarily related to new unit additions (three and six months ended June 30, 2015 - $nil and $2.8 million, respectively).
We anticipate our annual net capital expenditures for 2016 to be approximately $25.0 million to $35.0 million, driven by equipment replacement and capital maintenance requirements. We intend to continue leveraging our capital lease facilities to limit the amount of cash used for the equipment replacement requirements.s
For a complete discussion on our capital expenditures, please see "Resources and Systems - Liquidity" in our most recent annual MD&A for the year ended December 31, 2015.
Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as at June 30, 2016.

	Payments due by year ending December 31,
(dollars in thousands)	Total	2016	2017	2018	2019	2020 and after
Series 1 Debentures (i)	$10,000	$—	$10,000	$—	$—	$—
Credit Facility (ii)	24,752	2,142	4,284	18,326	—	—
Revolving facility	7,000	—	—	7,000	—	—
Capital leases (including interest)	63,354	15,631	20,635	18,584	6,189	2,315
Equipment and building operating leases	23,914	1,781	3,576	3,620	3,323	11,614
Supplier contracts	7,782	4,610	3,172	—	—	—
Total contractual obligations	$136,802	$24,164	$41,667	$47,530	$9,512	$13,929
(i) The Series 1 Debentures bear interest of 9.125% and mature on April 7, 2017. Interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year.
(ii) The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.
Our total contractual obligations of $136.8 million, as at June 30, 2016, have decreased from $151.3 million as at December 31, 2015 primarily as a result of the redemption of $9.9 million of Series 1 Debentures, scheduled payments of our Credit Facility, capital leases and building operating leases. This was partially offset by a $7.0 million increase in Revolver borrowings. For a full discussion on the Revolver see "Credit Facility", below, and for a discussion on Series 1 Debentures see "Securities and Agreements" below.

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We have no off-balance sheet arrangements.
We pay regular quarterly dividends of $0.02 per share on common shares during the year. On May 3, 2016, we declared a second quarter 2016 dividend of $0.02 per share totaling $597. At June 30, 2016, the dividend payable was included in accrued liabilities and was subsequently paid on July 8, 2016. On July 28, 2016, we declared a third quarter dividend of $0.02 per common share, payable to common shareholders of record at the close of business on August 31, 2016. The dividend will be paid on October 7, 2016.
On June 12, 2014, we entered into a trust agreement whereby the trustee will purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under our equity classified RSU and PSU long-term incentive plans are to be settled. From time to time, we provide funding to the trustee to acquire these shares to meet our incentive plan commitments.
On March 21, 2016, we commenced a normal course issuer bid in the United States through the facilities of the NYSE, to purchase up to 1,657,514 voting common shares, which at the time the issuer bid commenced, represented approximately 5% of the issued and outstanding voting common shares. Under the normal course issuer bid we have purchased and subsequently cancelled 1,657,514 voting common shares.
For a complete discussion of the trust share purchases and US share purchase program see "Securities and Agreements" in this MD&A. For a complete discussion on our normal course issuer bid see "Significant Business Events" in this MD&A.
Credit Facility
On July 8, 2015 we entered into the Sixth Amended and Restated Credit Agreement (the "Credit Facility") with our existing banking syndicate replacing the Fifth Amended and Restated Credit Agreement (the “Previous Credit Facility”). The Credit Facility provides for borrowings of up to $100.0 million, contingent upon the value of the borrowing base as defined by the Credit Facility. This facility matures on September 30, 2018.
The Credit Facility is composed of a $70.0 million revolver (the "Revolver") that will support borrowing and letters of credit and a $30.0 million term loan (the "Term Loan") to support the redemption and repurchase of our Series 1 Debentures.
On April 4, 2016 we signed the First Amending Agreement to the Sixth Amended and Restated Credit Agreement (the Credit Facility) with our existing banking syndicate. The amendment formalized consent previously received to redeem up to $10.0 million of the outstanding principal balance of our Series 1 Debentures on or before May 31, 2016 and provided further flexibility in our financing needs with an increase to our capital lease limit, prescribed within the Credit Facility, from $75.0 million to $90.0 million.
The Term Loan is to be repaid based on an 84 month amortization schedule and prepaid by an annual sweep of 25% of consolidated excess cash flow which is defined as Consolidated EBITDA less: (i) cash tax paid; (ii) debt servicing obligations; (iii) unfunded capital expenditures; and (iv) qualified external payments. The Term Loan repayments and prepayments proportionately reduce the total available borrowing under the Term Loan of the Credit Facility.
The Credit Facility provides a borrowing base, which is determined monthly by the value of receivables, inventory, unbilled revenue and equipment.
Under the terms and duration of the agreement, the Senior Leverage Ratio is to be maintained at a ratio of less than 3.5:1 through December 31, 2016 and thereafter reduced to a ratio of less than 3.0:1, meanwhile the Fixed Charge Cover Ratio is to be maintained at a ratio greater than 1.0:1.

•	The Senior Leverage Cover Ratio means, at any time, the ratio of the Senior Debt at such time to Consolidated EBITDA for the four Fiscal Quarters ended immediately preceding such time.
•The Fixed Charge Cover Ratio means, for any period, the ratio of:

a.	Consolidated EBITDA for such period less current taxes based on our income and paid in cash with respect to such period, to

b.
Consolidated Fixed Charges for such period. Consolidated Fixed Charges is defined as, for any period, an amount equal to the sum (without duplication) of the amounts for such period of (i) Consolidated cash interest expense, (ii) scheduled payments of the principal amount of debt payable by the Borrower or any of its subsidiaries (excluding the principal paid on the 9.125% Series 1 Senior

Unsecured Debentures if repaid by us), (iii) Unfunded external payments and (iv) Unfinanced net capital expenditures, all of the foregoing as determined on a consolidated basis for us for such period in conformity with GAAP.
As at June 30, 2016, we were in compliance with the Credit Facility covenants. The 2015 annual "sweep of consolidated excess cash flow" calculation identified the requirement for us to make a $1.7 million accelerated repayment on the Term Loan on April 29, 2016.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. In each case, the applicable pricing margin depends on our Total Debt to trailing 12-month Consolidated EBITDA ratio. The Credit Facility is secured by a first priority lien on all of our existing and after-acquired property.
As of June 30, 2016, there was $0.8 million issued and undrawn letters of credit under the Revolver, a $24.8 million unpaid balance for the Term Loan and a $7.0 million unpaid balance for the Revolver. The June 30, 2016 borrowing base allowed for a maximum draw of $71.0 million, limiting our unused borrowing availability against the Revolver to $38.4 million.
As at December 31, 2015, there was $2.4 million issued and undrawn letters of credit under the Revolver and a $28.6 million unpaid balance for the Term Loan. The December 31, 2015 borrowing base allowed for a maximum draw of $83.8 million, limiting our unused borrowing availability against the Revolver to $52.8 million.
For a complete discussion on our Previous Credit Facility, including covenants, calculation of the borrowing base, the pricing margin schedule, allowable capital lease debt and our credit rating, see "Resources and Systems - Credit Facility" and "Resources and Systems - Debt Ratings" in our most recent annual MD&A for the year ended December 31, 2015.
Securities and Agreements
Capital Structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
On March 21, 2016, we commenced a NCIB for up to 1,657,514 voting common shares in the United States primarily through the facilities of the NYSE. Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of March 14, 2016. During the three and six months ended June 30, 2016, we purchased and subsequently cancelled 838,119 and 1,657,514, voting common shares, respectively. The voting common shares purchased in the United States since the inception of the US purchase program were at a volume weighted average price of US$2.27 per share.
All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.
On August 2, 2016, we announced that we intend to commence a NCIB in Canada through the facilities of the TSX, to purchase up to 1,075,968 of our voting common shares which represents 3.9% of the public float (as defined in the TSX Company Manual). As at July 31, 2016, we had 31,501,827 voting common shares issued and outstanding.
The NCIB will commence on or about August 8, 2016 and will terminate no later than August 7, 2017. All purchases of shares on the TSX will be made in compliance with TSX rules. The average daily trading volume of the voting common shares on the TSX for the six calendar months preceding July 31, 2016 was 30,362 voting common shares. In accordance with the TSX rules and subject to the exemption for block purchases, a maximum daily repurchase 25% of this average may be made, representing 7,590 voting common shares. The price per share will be based on the market price of such shares at the time of purchase in accordance with regulatory requirements.
On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a

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three-year term. As at July 31, 2016 the trustee is holding sufficient treasury shares to meet our current incentive plan commitments.
As at July 31, 2016, there were 31,501,827 voting common shares outstanding, which included 2,001,182 common shares held by the trust and classified as treasury shares on our consolidated balance sheet (31,501,827 common shares, including 1,894,841 common shares classified as treasury shares at June 30, 2016). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at June 30, 2016, there were an aggregate of 1,278,340 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 1,278,340 common voting shares.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our annual AIF for the year ended December 31, 2015.
9.125% Series 1 Debentures
On April 27, 2016, we redeemed approximately $9.9 million of the Series 1 Debentures. Holders of record at the close of business on April 22, 2016 had their Series 1 Debentures redeemed on a pro rata basis for 100% of the principal amount, plus accrued and unpaid interest. This transaction brings our outstanding Series 1 Debentures balance to $10.0 million.
For a full discussion on our Series 1 Debentures please see “Description of Securities and Agreements - 9.125% Series 1 Debentures” in our annual AIF for the year ended December 31, 2015.
Debt Ratings
On May 19, 2016, S&P Global Ratings ("S&P") affirmed our "B" long-term corporate credit rating. In addition, they raised our issue-level rating on our Series 1 Debentures to "BB-" from B and revised our recovery rating on the notes to "1" from "4". At the same time, they improved their financial risk profile on us from "aggressive" to "intermediate". In their report, S&P stated that the revision reflects their assessment of our lower adjusted debt, with prepayments of unsecured debt and spending flexibility, which allows us to reduce capital spending to maintenance levels without compromising our operating efficiency. S&P also stated that the stable outlook reflects their view that our financial risk profile will have ample cushion at the "B".
Our credit ratings are as follows:

Category	Standard & Poor's
Corporate Rating	B ('stable' outlook)
Series 1 Debentures	BB-(recovery rating of "1")
Counterparties to certain agreements may require additional security or other changes in business terms if our credit ratings are downgraded. Furthermore, these ratings are required for us to access the public debt markets, and they affect the pricing of such debt. Any downgrade in our credit ratings from current levels could adversely affect our long-term financing costs, which in turn could adversely affect our ability to pursue business opportunities.
A credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the credit worthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. A credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions nor is it a comment regarding an issuer's market price or suitability for a particular investor. A credit rating speaks only as of the date it is issued and can be revised upward or downward or withdrawn at any time by the issuing rating agency if it decides circumstances warrant a revision. Definitions of the categories of each rating and the factors considered during the evaluation of each rating have been obtained from S&P's website.

Standard and Poor's
An obligation rated "B" is regarded as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.
An obligor rated 'BB' is less vulnerable in the near term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitments.
The ratings from "AA" to "CCC" may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
A recovery rating of "1" for the Series 1 Debentures indicates an expectation of very high (i.e. 90% to 100% recovery) in event of a payment default.
A Standard & Poor's rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically nine months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change. A Negative outlook means that a rating may be lowered. A Developing outlook means there is a one-in-three chance the rating could be raised or lowered during the two-year outlook horizon.
Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Vice President, Finance, to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Vice President, Finance, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Vice President, Finance concluded that as of June 30, 2016 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
There have been no changes to our internal controls over financial reporting (“ICFR”) for the three and six months ended June 30, 2016 that have materially affected, or are reasonably likely to affect, our ICFR.
Accounting Pronouncements
Issued accounting pronouncements not yet adopted

•	Revenue from Contracts with Customers

◦
In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net). This ASU will be effective commencing January 1, 2018. We are currently assessing the effect the adoption of this standard will have on our consolidated financial statements.

•	Financial Instruments - Overall

◦
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10). This ASU will be effective commencing January 1, 2018, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

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•	Leases

◦
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU will be effective commencing January 1, 2019, with early adoption permitted. We are currently assessing the impact that the adoption of this standard will have on our consolidated financial statements.

•	Compensation - Stock Compensation

◦
In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718). This ASU will be effective commencing January 1, 2017, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

For a complete discussion of accounting pronouncements recently adopted and accounting pronouncements not yet adopted, see the "Accounting pronouncements recently adopted" and "Recent accounting pronouncements not yet adopted" sections of our Consolidated Financial Statements for the three and six months ended June 30, 2016 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2015.
G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	Our expectation that we will realize $0.6 million in annual savings on our interest expense from the redemption of $9.9 million principal value of Series 1 Debentures.

•
The expectation that, while it is possible that we may receive contingent proceeds based on certain profitability thresholds being achieved from the use of the assets and liabilities sold in connection with the Piling sale, it is very unlikely that any portion of such proceeds will be realized.

•	The belief that necessary rebalancing of supply and demand in the oil industry is well underway, but that associated rise in oil prices will not take place linearly.

•	The belief that we should see significantly increased expenditure on infrastructure projects by the federal and provincial governments in the medium term.

•	The expectation that our oil sands clients will continue to grow their production in order to dilute operating costs per barrel.

•	The expectation that there will be no new oil sands mines announced until oil prices are much higher.

•	The expectation that over the medium to long term our customers’ drive for increased production should lead to greater volumes of recurring mine services for us.

•	Our belief that our fourth quarter will be back to historical levels with potential upside from anticipated higher volumes.

•	Our belief that we will experience a stream of future opportunities from our diversification activities as commodity pricing and associated development activity improves.

•	Our expectation that we will submit one or two major infrastructure pre-qualifications in 2016 for projects commencing construction in 2017.

•
Our belief that our recent debt reduction initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure, will provide a stable base to endure the current macroeconomic uncertainties, allowing us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities that may arise.

•	Our belief that we will be able to improve operating performance in order to maintain, or grow, our share of available work.

•	Our expectation that we will not experience a strike or lockout.

•
Our anticipation that we will have enough cash from operations to fund our planned annual capital spending program and meet current and future working capital, debt servicing and dividend payment requirements for the remainder of this year, and in the event that we require additional funding, we will be able to satisfy that need by the funds available from our Credit Facility.

•
Our anticipation that our annual net capital expenditures for 2016 will be approximately $25.0 million to $35.0 million and that we will continue leveraging our capital lease facilities to limit the amount of cash used for the equipment replacement requirements.

Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	our level of receivables, inventory and unbilled revenue, and our requirements for liquidity, are similar to our historical experience;

•	that interest rates remain at current levels;

•	our ability to continue to generate cash flow to meet our liquidity needs;

•	that the Piling Business EBITDA for 2016 will not dramatically exceed the Piling Business EBITDA for 2014 and 2015;

•	continuing demand for construction services, including in non-oil sands projects;

•
that our continuous efforts in the realms of: safety management; service execution; equipment reliability; and cost reduction, should stand us in good stead to benefit from any recurring mine services work from our customers;

•	that oil prices do not drop significantly further such that our customers cut back on oil production;

•	that oil prices do not rise significantly in the short term such that a recovery takes places more quickly than anticipated;

•	that our oil sands customers continue to seek to lower their operating cost per barrel;

•	that oil sands mining and construction activity in Alberta does not decrease significantly further;

•	that decisions by our oil sands customers to start new mining projects depend largely on the price of oil;

•	that we are able to maintain our expenses at current levels;

•	that work will continue to be required under our master services agreements with various customers;

•	our customers' ability to pay in timely fashion;

•	our ability to successfully resolve all claims and unsigned change orders with our customers;

•	the oil sands continuing to be an economically viable source of energy;

•
our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

•	the continuing plans to construct southern and east / west pipelines;

•	our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

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•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2015 and in our most recently filed Annual Information form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2015 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At June 30, 2016, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.

Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures and capital lease obligations are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At June 30, 2016, we had $31.8 million outstanding debt pertaining to our Term Loan and Revolver under the Credit Facility (December 31, 2015 – $28.6 million).
H. GENERAL MATTERS
Additional Information
Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2015, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

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FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the President and Chief Executive Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended June 30, 2016.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2016 and ended on June 30, 2016 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: August 2, 2016

/s/ Martin Ferron
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Rob Butler, the Vice President of Finance of North American Energy Partners Inc. (principal financial officer), certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended June 30, 2016.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2016 and ended on June 30, 2016 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: August 2, 2016

/s/ Rob Butler
Vice President, Finance